SCHEDULE 14A

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )


Filed by the Registrant  [   ] Filed by a Party other than the
Registrant  [ x ]

Check the appropriate box:

[   ]  Preliminary Proxy Statement

[   ]  Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[   ]  Definitive Proxy Statement

[   ]  Definitive Additional Materials

[ X ]  Soliciting Material Pursuant to (S) 240.14a-12


                  E.I. DU PONT DE NEMOURS & CO.

-----------------------------------------------------------------
        (Name of Registrant as Specified in Its Charter)

               DUPONT SHAREHOLDERS FOR FAIR VALUE

-----------------------------------------------------------------
           (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[ X ]  No fee required

[   ]  Fee computed on table below per Exchange Act Rules 14a-
6(i)(1) and 0-11.

     (1) Title of each class of securities to which transaction applies:________________________________________________________

     (2) Aggregate number of securities to which transaction applies:________________________________________________________

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):____________________________________________________

     (4)  Proposed maximum aggregate value of transaction:______

     (5)  Total fee paid:_______________________________________

[   ]  Fee paid previously with preliminary materials.

[   ]  Check box if any part of the fee is offset as provided by
Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount previously paid:_______________________________

     (2)  Form, Schedule or Registration Statement No.:_________

     (3)  Filing Party:_________________________________________

     (4)  Date Filed:___________________________________________

(DUPONT SHAREHOLDERS FOR FAIR VALUE LOGO)

DUPONT SHAREHOLDERS TO VOTE ON WHETHER TO ACCELERATE PHASE-OUT
OF PFOA
FOR IMMEDIATE RELEASE         FOR INFORMATION CONTACT:
MONDAY, APRIL 10, 2006        Sanford Lewis, DSFV, 413-549-7333
                              Julie Gozan, Amalgamated Bank,
                              315-477-7507

At the upcoming DuPont Company (NYSE: DD) annual meeting on April 26, shareholders will be asked to vote as to whether the board of directors should report on options to accelerate the elimination of the controversial chemical, perfluorooctanoic acid
(PFOA). The resolution was filed by Amalgamated Bank's LongView
Fund.

Julie Gozan of Amalgamated Bank stated, "We are concerned that DuPont's phase out of these chemicals is not expeditious enough to mitigate risk to shareholder value. To our awareness, the company plans to continue using PFOA for the foreseeable future. As shareholders, we urge management to act more decisively to eliminate PFOA."

DuPont recently entered into a voluntary agreement with EPA to reduce environmental emissions and product residues of PFOA over
the next ten years.   Attorney Sanford Lewis, a representative
of the group DuPont Shareholders for Fair Value (DSFV), noted that "nowhere in its letter of commitment to EPA does DuPont management agree to eliminate the use or production of PFOA on any timeline."

PFOA is a substance that is linked with signature DuPont products such as Teflon cookware as well as stain and grease repellants used in food packaging, textiles and carpets. PFOA poses an array of concerns due to persistence in the environment and potential health impacts. DuPont is the only current US producer of PFOA.

Major market actors such as McDonalds have already announced their intentions to reduce their sale of PFOA-containing products. Said Amalgamated Bank's Gozan, "If DuPont does not provide the alternatives, competitors may fill the breach. In addition, we believe the continued use and production of PFOA poses enormous potential for environmental and product liabilities."

DSFV is an informal group of DuPont shareholders that includes
Amalgamated Bank's LongView Collective Investment Fund, the
United Steelworkers union ("USW"), Green Century Capital
Management and the Sisters of Mercy, Merion Regional Community,
Merion, PA.

Additional background information including audio webcasts of discussions with financial, legal and scientific experts is available at dupontshareholdersalert.org

This communication is not a proxy solicitation, and neither DSFV nor Amalgamated Bank will accept any proxies. DSFV urges shareholders to vote "FOR" this stockholder proposal, Agenda
Item 6 on DuPont management's proxy.

                               ###